AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

August 26, 2020

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Aamira Chaudhry and Lyn Shenk, Division of Corporation Finance, Office of Trade & Services

Re: AmerisourceBergen Corporation
        Form 10-K for Fiscal Year Ended September 30, 2019
        Filed November 19, 2019
        File No. 001-16671

Ladies and Gentlemen:

        This letter responds to the comment of the Staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated August 13, 2020 (the "Comment Letter") regarding AmerisourceBergen Corporation's (the "Company") Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (the "Annual Report").

        We have reproduced the comment contained in the Comment Letter and have set forth the Company's response below the text of the comment.

Form 10-K for Fiscal Year Ended September 30, 2019

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1.We note your response to our prior comment number 1. As you have not addressed our comment, we are reiussing our previous comment in its entirety. While you have provided additional factors that contributed to the change in revenues, including citing that unit volume growth and inflationary increases have had an impact, you have only quantified $6 billion of an $11 billion dollar change. Please revise to quantify a material portion of the change in accounts. Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Please also consider using tables to list, quantify, and sum factors to which changes are attributed.

Additionally, please tell us how much the increased specialty pharmaceutical product sales and the January 2018 acquisition of H.D. Smith contributed to increase in revenues respectively.

Response:

        The Company acknowledges the Staff’s comment. Although we believe the analysis of revenue included in our previously filed annual and quarterly reports quantifies the significant changes in revenues that are material to provide users of those reports with a comprehensive understanding of the Company’s revenues (in accordance with Item 303 of Regulation S-K), in our future filings we will ensure that the discussion quantifies the effect of each significant factor identified as the cause of a material change to the revenue amounts presented in our financial statements.

To supplement the existing tables in our Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), we will include an additional table in our forthcoming Form 10-K filing for the fiscal year ending September 30, 2020 (which has been provided below for illustrative purposes using the MD&A contained within our Form 10-

United States Securities and Exchange Commission
August 26, 2020

K for the fiscal year ended September 30, 2019) to explain material changes to the Pharmaceutical Distribution Services segment revenue.

The Pharmaceutical Distribution Services segment grew its revenue by 6.9%, or by $11.1 billion, primarily due to the organic growth of some of its largest customers, continued strong increased specialty pharmaceutical product sales (which generally have higher selling prices), the impact of business combinations, and overall market growth principally driven by unit volume growth and, to a lesser extent, inflationary increases in brand drugs.

More specifically, the increase in the Pharmaceutical Distribution Services segment revenue was largely attributable to the following (in billions):

Increased sales to WBA, our largest customer	$5.6
Increased sales to specialty physician practices	$3.0
Increased sales to other customers	$1.7
Increased sales due to Profarma and H.D. Smith business combinations	$0.8

* * *

We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

        Please contact the undersigned at (610) 727-7144 or via email at lkrikorian@amerisourcebergen.com if you should have any questions regarding our responses.

Sincerely,

/s/ Lazarus Krikorian

Lazarus Krikorian
Senior Vice President and
Chief Accounting Officer